Exhibit 99.1
FOR IMMEDIATE RELEASE
YINGLI GREEN ENERGY ADOPTS SHAREHOLDER RIGHTS PLAN
BAODING, China — October 17, 2007 — Yingli Green Energy Holding Company Limited (NYSE:YGE) (“Yingli Green Energy” or the “Company”), a leading vertically integrated photovoltaic (“PV”) product manufacturer in China, today announced that its Board of Directors has adopted a Shareholder Rights Plan (the “Rights Plan”). The Rights Plan is designed to protect the best interests of the Company and its shareholders.
Under the Rights Plan, one right (a “Right”) will be distributed with respect to each ordinary share of the Company outstanding at the closing of business on October 26, 2007.
The Rights will become exercisable only if a person or group obtains ownership of 15% or more of the Company’s ordinary shares (including by acquisition of the American depositary shares representing an ownership interest in the ordinary shares (the “ADSs”)) or enters into an acquisition transaction without the approval of the Board of Directors, at which time the holders of the Rights (other than the acquiring person or group) will be entitled to purchase from the Company ordinary shares of the Company at half price. In the event of a subsequent acquisition of the Company, the holders (other than the acquiring person or group) may be entitled to buy ordinary shares of the acquiring entity at half price. The exercise price is US$95.00 per Right.
Under the Rights Plan, Baoding Tianwei Baobian Electric Co., Ltd. will be permitted to purchase the Company’s ordinary shares (i) pursuant to its subscription rights under the Joint Venture Contract dated as of August 25, 2006 with the Company, as amended, and (ii) from Yingli Power Holding Company Ltd., in each case without triggering the exercisability of the Rights.
The Rights Plan will continue in effect until October 17, 2017, unless earlier redeemed or terminated by the Company, as provided in the Rights Plan.
The Company will filed a Form 6-K with the U.S. Securities and Exchange Commission that will contain additional information regarding the terms and conditions of the Rights Plan.
About Yingli Green Energy
Yingli Green Energy Holding Company Limited (“Yingli Green Energy”) is one of the leading vertically integrated photovoltaic (“PV”) product manufacturers in China. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or those that operate on a stand-alone basis. With 200 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in China. Additionally, Yingli Green

Energy is one of the limited number of large-scale PV companies in China to have adopted vertical integration as its business model. Yingli Green Energy currently plans to gradually expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 400 MW by the end of 2008 and to 600 megawatts by 2010. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, China and the United States.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact
Yingli Green Energy Holding Company Limited
Director, Investor Relations
Qing Miao, +86-312-310-0502
ir@yinglisolar.com
or
Christensen
Christopher Gustafson, +1-212-618-1978
cgus@ChristensenIR.com
Christensen
Jung Chang, +852-2232-3973
jchang@ChristensenIR.com